

November 4, 2024

Nancy Walsh
Chief Financial Officer
Katapult Holdings, Inc.
5360 Legacy Drive, Building 2
Plano, TX 75024

      Re: **Katapult Holdings, Inc.**
          Form 10-K for Fiscal Year Ended December 31, 2023
          Response dated September 26, 2024
          File No. 001-39116

Dear Nancy Walsh:

      We have reviewed your September 26, 2024 response to our comment letter and have the following comment(s).

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 20, 2024 letter.

Form 10-K for Fiscal Year Ended December 31, 2023

Notes to Consolidated Financial Statements
3. Summary of Significant Accounting Policies
Property Held for Lease, Net of Accumulated Depreciation and Impairment, page 74

1.   We note property held for lease is depreciated using the income forecasting method. Please describe how depreciation is charged under this method when an item is leased for the full term of a contract, returned prior to completion of the contract term, or if the buyout option is exercised. In each case, show the periods when depreciation is charged.

      Please contact Valeria Franks at 202-551-7705 or Blaise Rhodes at 202-551-3774 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Nicole Brookshire